NTL Communications Corp.                                            Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges


                                                                                         Year Ended December 31,
                                                Nine Months Ended          ------------------------------------------------
                                                September 30, 2000      1999       1998       1997       1996       1995


Fixed charges:
Interest                                          $     604.3      $   719.8  $   356.6  $   209.4  $   147.3  $    40.6
Amortization of debt expense                             18.0           16.9       10.2        7.8        8.9        1.4
Interest portion of rental expense                        8.2            9.2        9.8        6.0        5.0        0.6
                                                  -----------      ---------  ---------  ---------  ---------  ---------

Fixed charges                                           630.5          745.9      376.6      223.2      161.2       42.6
Preferred stock dividend requirement                       --           13.1       18.7       12.0         --         --
                                                  -----------      ---------  ---------  ---------  ---------  ---------

Combined fixed charges and
   preferred stock dividend requirement           $     630.5      $   759.0  $   395.3  $   235.2  $   161.2  $    42.6
                                                  ===========      =========  =========  =========  =========  =========

Earnings:
(Loss) from operations                            $  (1,126.4)     $  (741.9) $  (507.3) $  (344.1) $  (258.6) $  (100.2)
Fixed charges                                           630.5          745.9      376.6      223.2      161.2       42.6
Less: Capitalized interest                              (56.5)         (41.8)     (27.7)      (6.8)     (10.3)     (12.2)
                                                  -----------      ---------- ---------- ---------- ---------- ----------

                                                  $    (552.4)     $   (37.8) $  (158.4) $  (127.7) $  (107.7) $   (69.8)
                                                  ============     ========== ========== ========== ========== ==========

Ratio of Earnings to Fixed Charges (1)                     --          --         --         --         --         --



-----------------
The ratio of earnings to fixed charges and combined fixed charges and preferred stock dividends is not meaningful for the periods that result in a deficit.


(1) For the nine months ended September 30, 2000 and for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, the deficit of earnings to fixed charges was $1,182.9 million, $783.7 million, $535.0 million, $350.9 million, $268.9 million and $112.4 million, respectively. For the years ended December 31, 1999, 1998 and 1997, the deficit of earnings to combined fixed charges and preferred stock dividends was $796.8 million, $553.7 million and $362.9 million, respectively.